U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

        [  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                 [X] Form 10-Q and Form 10-QSB  [  ] Form N-SAR


For Period Ended:  March 31, 1994

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
.........................................................................

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ......................

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Part I--Registrant Information
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Full Name of Registrant:  Viacom International Inc.
Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):

1515 Broadway

City, State and Zip Code

New York, New York  10036
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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                (Attach Extra Sheets if Needed)

Additional time is required in order to complete the numerous adjustments required in connection with Viacom Inc.'s purchase of a majority interest in Paramount Communications Inc.
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Part IV--Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

     Kevin Lavan                 (212) 258-6000
     (Name)             (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Schedule I attached hereto.

                                                                     Schedule I
                                                                     ----------

On March 11, 1994, Viacom Inc. ("Viacom") completed its purchase of a majority of the outstanding shares of common stock of Paramount Communications Inc. ("Paramount"). Pursuant to a merger agreement among Viacom, Paramount and a wholly owned subsidiary of Viacom, Paramount will become a wholly owned subsidiary of Viacom, subject to receipt of stockholder approval.

As a result of the acquisition and consolidation of Paramount, Viacom's financial results are subject to significant purchase accounting adjustments. Because of the significance of such adjustments and because such adjustments have not been finalized as of the date of this filing, Viacom is unable to prepare a meaningful estimate of its operating results. At such time as the purchase accounting adjustments are finalized, Viacom will file its actual results of operations with the Securities and Exchange Commission.

Due to the close relationship between the results of Viacom and those of Viacom International Inc. ("Viacom International"), Viacom International is unable to provide a reasonable estimate of its results until Viacom has finalized its purchase accounting adjustments.

                           VIACOM INTERNATIONAL INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 1994                   By:   /s/ Kevin Lavan
                                       Vice President, Controller and Chief
                                       Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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